August 22, 2018

Lauren S. Hamill

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Impact Shares Funds I Trust (the “Trust”)

Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A

File Nos. 333-221764 and 811-23312

Dear Ms. Dubey:

On August 16, 2018, you provided comments on Post-Effective Amendment No. 1 to the registration statement on Form N-1A filed on March 20, 2018 for the Trust with respect to Impact Shares YWCA Women’s Empowerment ETF (the “Women’s Fund”) and Impact Shares Sustainable Development Goals in Least Developed Countries ETF (the “UN Fund” and together with the Women’s Fund, the “Funds”), each a series of the Trust (the “Amendment”) telephonically (the “August 16 Comments”). On August 21, 2018, you provided additional comments on the Amendment telephonically (the “August 21 Comments”). We have reviewed the August 16 Comments and the August 21 Comments and have provided our responses below. Corresponding changes will be made in the next post-effective amendment to the Trust’s registration statement on Form N-1A (“Post-Effective Amendment No. 2”). All capitalized terms not otherwise defined in this letter have the meanings given to them in the Amendment.

We have determined not to move forward with the registration of the UN Fund at this time and have removed references to the series from Post-Effective Amendment No. 2.

August 16 Comments

PROSPECTUS

Women’s Fund Prospectus Summary—Investment Objective

1.	Comment: Please remove the extra reference to “Index” in the Women’s Fund investment objective.

Response: The requested change has been made.

Prospectus Summary — Principal Investment Strategies

2.

Comment: Disclosure in the Women’s Fund’s “Principal Investment Strategies” section states that the Fund may invest in “securities of any type.” Please disclose the specific types of securities in which the Women’s Fund may invest (i.e., fixed-income, equity, etc.).

Response: The Trust has revised the reference disclosure as follows:

Women’s Fund

The Fund may invest in securities of any type (including equity and debt securities) and of companies of any market capitalization (including small- and mid-capitalization companies), market sector or industry, but expects to invest primarily in equity securities of U.S. companies.

3.	Comment: Please add a description of the Morningstar US Large-Mid Cap® Index (the “Parent Index”) for the Women’s Fund.

Response: The Trust has revised the disclosure as follows:

The Underlying Index is designed to measure the performance of U.S. large and mid- capitalization companies that are “empowering to women,” and to exhibit risk and return characteristics similar to those of the Morningstar US Large-Mid Cap ® Index (the “Parent Index”), ~~a free float market-cap weighted index that constitutes 90% of the total market capitalization of the U.S. market,~~ as described below. The Parent Index is a free float market-cap weighted index that constitutes 90% of the total market capitalization of the U.S. market. The Parent Index is an equity benchmark designed to comprehensively represent the performance of the companies incorporated and/or listed in the United States and contains large and mid-capitalization equities and is designed with the following objectives in mind: (1) transparent and objective rules; (2) full investibility; and (3) low turnover.

4.	Comment: Please define the terms Index Provider and Index Universe at the first instance in the principal investment strategies disclosure with respect to each Fund.

Response: The requested changes have been made.

5.

Comment: Please explain supplementally whether the calculation of the Gender Diversity Score for the Women’s Fund involves discretion. If so, please describe the nature of such discretion and the party exercising such discretion.

Response: The Women’s Fund’s Gender Diversity Score is determined by Equileap, the Women’s Fund’s ESG research provider, and is based upon its assessment of various indicators. A company may be excluded from the Underlying Index if Equileap, in its discretion, determines that the company is (i) involved in the weapons, gambling, or tobacco industries, (ii) on the Norwegian Ethics Council List1 or (iii) has experienced an applicable legal controversy. In addition, Morningstar may, in its discretion, exclude a company from the Underlying Index between reconstitutions upon consultation with Equileap should Morningstar determine that such company has acted in a manner inconsistent with the selection criteria of the Underlying Index.

6.

Comment: The staff notes that several of the social screens for the Women’s Fund reference criteria “as of the fiscal year end wherever available, otherwise as of the date of the latest filing” and requests that the Trust confirm and add disclosure clarifying that the fiscal year end applies to the company under consideration and not the Fund.

[1]

The list of companies that the Council of Ethics for the Norwegian Government Pension Fund Global (the “Pension Fund”) has recommended excluding from the Pension Fund’s portfolio of investments on the grounds that investment in such companies would be inconsistent with the Pension Fund’s Ethical Guidelines.

Response: The Trust confirms that the fiscal year and filings referenced in the social criteria for the Women’s Fund apply to the company being considered for inclusion in the Underlying Index and has added the following disclosure:

Equileap determines a company’s Gender Diversity Score based upon its analysis of publicly available information, as reported by such company in its most recent annual report.

August 21 Comments

7.	Comment: Please confirm if the amounts listed with respect to “Other Expenses” are attributable to acquired fund fees and expenses or other expenses of the Women’s Fund.

Response: The Trust confirms that amounts listed as “Other Expenses” are not attributable to acquired fund fees and expenses, as the Women’s Fund is not expected to incur any such expenses.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 235-2418 or Kathleen.Nichols@ropesgray.com.

Very truly yours,

/s/ Kathleen M. Nichols
Kathleen M. Nichols

cc:	Ethan Powell, Trustee

Brian D. McCabe, Ropes & Gray LLP

3